UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP) (English Translation)
RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2015
FROM APRIL 1, 2015 TO JUNE 30, 2015
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2015

FROM APRIL 1, 2015 TO JUNE 30, 2015

CONSOLIDATED

Released on July 22, 2015

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

Date of Filing of Japanese Quarterly Securities Report (Plan): August 7, 2015

1. Selected Consolidated Financial Performance Information for the three Months Ended

June 30, 2015 (U.S. GAAP) (unaudited)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Three months ended June 30
	2015	2014
Net sales	¥285,041	¥240,188
Ratio of change from the same period of previous fiscal year	18.7%	13.7%
Operating income	31,061	25,035
Ratio of change from the same period of previous fiscal year	24.1%	38.7%
Income before income taxes	32,705	24,454
Ratio of change from the same period of previous fiscal year	33.7%	40.8%
Net income attributable to Nidec Corporation	24,196	17,573
Ratio of change from the same period of previous fiscal year	37.7%	31.7%
Net income attributable to Nidec Corporation per share-basic	¥81.99	¥63.72
Net income attributable to Nidec Corporation per share-diluted	¥81.08	¥59.76

Notes:

1. Comprehensive income attributable to Nidec Corporation:

¥35,140 million of comprehensive income attributable to Nidec Corporation for the three months ended June 30, 2015 (254.3% increase compared to the three months ended June 30, 2014)

¥9,919 million of comprehensive income attributable to Nidec Corporation for the three months ended June 30, 2014 (70.2% decrease compared to the three months ended June 30, 2013)

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	June 30, 2015	March 31, 2015
Total assets	¥1,403,512	¥1,355,139
Total equity	784,647	753,298
Nidec Corporation shareholders’ equity	776,209	745,171
Nidec Corporation shareholders’ equity to total assets	55.3%	55.0%
Nidec Corporation shareholders’ equity per share	¥2,626.40	¥2,533.74

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2016 (target)	Year ended March 31, 2015 (actual)
Interim dividend per share	¥40.00	¥30.00
Year-end dividend per share	40.00	40.00
Annual dividend per share	¥80.00	¥70.00

Note:

Revision of previously announced dividend targets during this reporting period: None

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2016)

	Yen in millions (except for per share amounts)
	Six months ending September 30, 2015	Year ending March 31, 2016
Net sales	¥550,000	¥1,150,000
Operating income	58,000	130,000
Income before income taxes	56,000	126,000
Net income attributable to Nidec Corporation	40,000	90,000
Net income attributable to Nidec Corporation per share-basic	¥135.05	¥302.87

Note:

Revision of the previously announced financial performance forecast during this reporting period: None

4. Others

(1) Changes in significant subsidiaries (changes in “specified subsidiaries” (tokutei kogaisha) accompanying changes in the scope of consolidation) during this period: None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes (See “2. Others” on page 15 for detailed information.)

(3) Changes in accounting policies:

1. Changes due to revisions to accounting standards: Yes (See “2. Others” on page 15 for detailed information.)

2. Changes due to other reasons: None

(4) Number of shares issued (common stock)

1. Number of shares issued at the end of each period (including treasury stock):

295,550,537 shares at June 30, 2015

294,108,416 shares at March 31, 2015

2. Number of treasury stock at the end of each period:

9,600 shares at June 30, 2015

9,636 shares at March 31, 2015

3. Weighted-average number of shares issued at the beginning and end of each period:

295,106,841 shares for the three months ended June 30, 2015

275,802,720 shares for the three months ended June 30, 2014

Note:

Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation in the fiscal year ended March 31, 2014. During the three months ended December 31, 2014, we completed our valuation of such assets and liabilities of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation.

Investor presentation materials relating to our financial results for the three months ended June 30, 2015, are expected to be published on our corporate website on July 22, 2015.

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for Three Months Ended June 30, 2015

Regarding the global economy during the three months ended June 30, 2015, the United States continued its steady economic growth while contemplating the timing of an increase in interest rates, and Japan continued on its mild recovery trend with an increase in corporate earnings against the backdrop of the decline in crude oil prices and depreciation of the yen. On the other hand, concerns regarding an economic slowdown grew with respect to China due to its sluggish real estate markets and significant stock market declines, and while some signs of an economic recovery were observed in Europe, uncertainty lingered over the Greek debt problem. As a result, the global economy as a whole showed only a mild recovery.

Under such a business environment, we began to pursue our targets for the fiscal year ending March 31, 2021 of consolidated net sales of ¥2 trillion and an operating income ratio of 15% based on our mid-term strategic goal “Vision 2020,” and we achieved in the three months ended June 30, 2015 the highest net sales, operating income, income before income taxes and net income of any quarter in our history. In addition, we achieved the highest quarterly net income since the fourth quarter of the fiscal year ended March 31, 2010. We also achieved increases in net sales for the sixth consecutive quarter and an increase in operating income for the ninth consecutive quarter.

2. Consolidated Operating Results

Consolidated Operating Results for the Three Months Ended June 30, 2015 (“this three-month period”), Compared to the Three Months Ended June 30, 2014 (“the same period of the prior year”)

			Yen in millions
	Three months ended June 30, 2015	Three months ended June 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales	285,041	240,188	44,853	18.7%
Operating income	31,061	25,035	6,026	24.1%
Operating income ratio	10.9%	10.4%	-	-
Income before income taxes	32,705	24,454	8,251	33.7%
Net income attributable to Nidec Corporation	24,196	17,573	6,623	37.7%

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

Consolidated net sales increased 18.7% to ¥285,041 million for this three-month period compared to the same period of the prior year, recording the highest three-month net sales in our history. Operating income increased 24.1% to ¥31,061 million for this three-month period compared to the same period of the prior year, recording the highest three-month operating income in our history. In all of our five product categories, operating income increased compared to the same period of the prior year. The average exchange rate between the Japanese yen and the U.S. dollar for this three-month period was ¥121.36 to the U.S. dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of approximately 19% compared to the same period of the prior year. The average exchange rate between the Japanese yen and the Euro for this three-month period was ¥134.16 to the Euro, which reflected an appreciation of the Japanese yen against the Euro of approximately 4% compared to the same period of the prior year. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥30,500 million and our operating income of approximately ¥3,500 million for this three-month period compared to the same period of the prior year.

Income before income taxes increased 33.7% to ¥32,705 million for this three-month period compared to the same period of the prior year, and net income attributable to Nidec Corporation increased 37.7% to ¥24,196 million for this three-month period compared to the same period of the prior year, recording the highest income before income taxes and net income attributable to Nidec Corporation in our history.

Operating Results by Product Category for This Three-Month Period Compared to the Same Period of the Prior Year

Small precision motors-

			Yen in millions
	Three months ended June 30, 2015	Three months ended June 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	104,058	89,889	14,169	15.8%
Hard disk drives spindle motors	49,940	45,840	4,100	8.9%
Other small precision motors	54,118	44,049	10,069	22.9%
Operating income of small precision motors	17,688	15,062	2,626	17.4%
Operating income ratio	17.0%	16.8%	-	-

Net sales of small precision motors increased 15.8% to ¥104,058 million for this three-month period compared to the same period of the prior year. Most of the decrease in sales for spindle motors for hard disk drives, or HDDs, resulting from the decrease in the number of units sold, excluding the effect of the foreign currency fluctuation, was offset by the increase in sales of other small precision motors. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on our net sales of small precision motors of approximately ¥14,600 million for this three-month period compared to the same period of the prior year.

Net sales of spindle motors for HDDs for this three-month period increased 8.9% to ¥49,940 million compared to the same period of the prior year, although the number of units sold of spindle motors for HDDs decreased approximately 12% compared to the same period of the prior year.

Net sales of other small precision motors for this three-month period increased 22.9% to ¥54,118 million compared to the same period of the prior year. This increase was mainly due to increases in sales of brushless DC motors, brushless DC fans and other small motors.

Operating income of small precision motors increased 17.4% to ¥17,688 million for this three-month period compared to the same period of the prior year. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on operating income of small precision motors of approximately ¥3,500 million for this three-month period compared to the same period of the prior year.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Three months ended June 30, 2015	Three months ended June 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	137,317	110,244	27,073	24.6%
Appliance, commercial and industrial products	71,300	63,384	7,916	12.5%
Automotive products	66,017	46,860	19,157	40.9%
Operating income of automotive, appliance, commercial and industrial products	11,080	8,583	2,497	29.1%
Operating income ratio	8.1%	7.8%	-	-

Note: Starting from the three months ended December 31, 2014, basic research and development expenses that were previously included in “Automotive, appliance, commercial and industrial products” category have been reclassified to “Eliminations/ Corporate” product category. As a result, previous period amounts have been retrospectively adjusted.

Net sales of automotive, appliance, commercial and industrial products increased 24.6% to ¥137,317 million for this three-month period compared to the same period of the prior year. In the aggregate, the depreciation of the Japanese yen against the U.S. dollar and the appreciation of the Japanese yen against the Euro had a positive effect on net sales of automotive, appliance, commercial and industrial products of approximately ¥12,000 million for this three-month period compared to the same period of the prior year.

Net sales of appliance, commercial and industrial products for this three-month period increased 12.5% compared to the same period of the prior year. This increase was primarily due to the increase in sales through our “Three-new Strategy” (new products, new markets and new clients) and the positive effect of the foreign currency exchange rate fluctuations.

Net sales of automotive products for this three-month period increased 40.9% compared to the same period of the prior year. This increase was primarily due to the contribution of Nidec GPM GmbH which was newly consolidated in February 2015 and the positive effect of the foreign currency exchange rate fluctuations, in addition to the increase in sales for products relating to advanced driver assistance systems, or ADAS, at Nidec Elesys Corporation.

Operating income of automotive, appliance, commercial and industrial products increased 29.1% to ¥11,080 million for this three-month period compared to the same period of the prior year mainly due to the increase in sales and the reduction of cost of products sold.

Machinery-

			Yen in millions
	Three months ended June 30, 2015	Three months ended June 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of machinery	26,652	22,279	4,373	19.6%
Operating income of machinery	4,059	2,812	1,247	44.3%
Operating income ratio	15.2%	12.6%	-	-

Net sales of machinery increased 19.6% to ¥26,652 million for this three-month period compared to the same period of the prior year mainly due to increases in sales of LCD panel handling robots at Nidec Sankyo Corporation.

Operating income of machinery increased 44.3% to ¥4,059 million for this three-month period compared to the same period of the prior year mainly due to the sales increase.

Electronic and optical components-

			Yen in millions
	Three months ended June 30, 2015	Three months ended June 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	15,823	16,169	(346)	(2.1)%
Operating income of electronic and optical components	1,612	1,105	507	45.9%
Operating income ratio	10.2%	6.8%	-	-

Net sales of electronic and optical components decreased 2.1% to ¥15,823 million for this three-month period compared to the same period of the prior year. This decrease was primarily attributable to a decrease in sales of components for compact digital cameras.

Operating income of electronic and optical components increased 45.9% to ¥1,612 million for this three-month period mainly as a result of our efforts to improve manufacturing efficiency, reduce cost of products sold and lower fixed costs, despite the decrease in sales.

Other products-

			Yen in millions
	Three months ended June 30, 2015	Three months ended June 30, 2014	Increase or decrease	Increase or decrease ratio
Net sales of other products	1,191	1,607	(416)	(25.9)%
Operating income of other products	196	125	71	56.8%
Operating income ratio	16.5%	7.8%	-	-

Net sales of other products decreased 25.9% to ¥1,191 million, and operating income of other products increased 56.8% to ¥196 million, for this three-month period compared to the same period of the prior year.

Consolidated Operating Results for the Three Months Ended June 30, 2015 (“this 1Q”), Compared to the Three Months Ended March 31, 2015 (“the previous 4Q”)

			Yen in millions
	Three months ended June 30, 2015	Three months ended March 31, 2015	Increase or decrease	Increase or decrease ratio
Net sales	285,041	274,619	10,422	3.8%
Operating income	31,061	30,491	570	1.9%
Operating income ratio	10.9%	11.1%	-	-
Income before income taxes	32,705	26,062	6,643	25.5%
Net income attributable to Nidec Corporation	24,196	18,185	6,011	33.1%

Consolidated net sales increased 3.8% to ¥285,041 million for this 1Q compared to the previous 4Q, recording the highest three-month net sales in our history for the sixth consecutive quarter. Operating income increased for the ninth consecutive quarter to ¥31,061 million for this 1Q, up by 1.9% compared to the previous 4Q, recording the highest three-month operating income in our history for the third consecutive quarter. Net sales of small precision motors and automotive, appliance, commercial and industrial products contributed to the sales increase for this 1Q compared to the previous 4Q. The average exchange rate between the Japanese yen and the U.S. dollar for this 1Q was ¥121.36 to the U.S. dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of approximately 2% compared to the previous 4Q. The average exchange rate between the Japanese yen and the Euro for this 1Q was ¥134.16 to the Euro, which reflected a slight appreciation of the Japanese yen against the Euro compared to the previous 4Q. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥3,900 million as well as on our operating income of approximately ¥500 million for this 1Q compared to the previous 4Q.

Income before income taxes and net income attributable to Nidec Corporation increased 25.5% to ¥32,705 million and 33.1% to ¥24,196 million, respectively, for this 1Q compared to the previous 4Q, recording the highest three-month income before income taxes and net income attributable to Nidec Corporation in our history. This is the first time in approximately five years that we recorded our highest net income attributable to Nidec Corporation in our history.

Operating Results by Product Category for This 1Q Compared to the Previous 4Q

Small precision motors-

			Yen in millions
	Three months ended June 30, 2015	Three months ended March 31, 2015	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	104,058	102,916	1,142	1.1%
Hard disk drives spindle motors	49,940	55,404	(5,464)	(9.9)%
Other small precision motors	54,118	47,512	6,606	13.9%
Operating income of small precision motors	17,688	15,692	1,996	12.7%
Operating income ratio	17.0%	15.2%	-	-

Net sales of small precision motors increased 1.1% to ¥104,058 million for this 1Q compared to the previous 4Q. The depreciation of the Japanese yen against the U.S. dollar had a positive impact of approximately ¥1,800 million on the net sales of small precision motors for this 1Q compared to the previous 4Q.

Net sales of spindle motors for HDDs for this 1Q decreased 9.9% to ¥49,940 million, compared to the previous 4Q. The number of units sold of spindle motors for HDDs for this 1Q decreased approximately 12% compared to the previous 4Q.

Net sales of other small precision motors for this 1Q increased 13.9% to ¥54,118 million compared to the previous 4Q. This increase was mainly due to increases in sales of brushless DC motors, brushless DC fans and other small motors.

Operating income of small precision motors increased 12.7% to ¥17,688 million for this 1Q compared to the previous 4Q. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on operating income of small precision motors of ¥500 million for this 1Q compared to the previous 4Q.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Three months ended June 30, 2015	Three months ended March 31, 2015	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	137,317	126,737	10,580	8.3%
Appliance, commercial and industrial products	71,300	71,861	(561)	(0.8)%
Automotive products	66,017	54,876	11,141	20.3%
Operating income of automotive, appliance, commercial and industrial products	11,080	10,261	819	8.0%
Operating income ratio	8.1%	8.1%	-	-

Net sales of automotive, appliance, commercial and industrial products increased 8.3% to ¥137,317 million for this 1Q compared to the previous 4Q.

Net sales of appliance, commercial and industrial products for this 1Q slightly decreased 0.8% compared to the previous 4Q.

Net sales of automotive products for this 1Q increased 20.3% compared to the previous 4Q. This increase was mainly due to the increase in sales for products relating to ADAS at Nidec Elesys Corporation and the contribution of sales of Nidec GPM GmbH which was consolidated in the previous 4Q as well as the positive effect of the foreign currency exchange rate fluctuations.

Operating income of automotive, appliance, commercial and industrial products increased 8.0% to ¥11,080 million for this 1Q compared to the previous 4Q mainly due to the increase in sales and our efforts to reduce cost of products sold.

Machinery-

			Yen in millions
	Three months ended June 30, 2015	Three months ended March 31, 2015	Increase or decrease	Increase or decrease ratio
Net sales of machinery	26,652	27,667	(1,015)	(3.7)%
Operating income of machinery	4,059	4,655	(596)	(12.8)%
Operating income ratio	15.2%	16.8%	-	-

Net sales of machinery decreased 3.7% to ¥26,652 million for this 1Q compared to the previous 4Q mainly due to a decrease in sales of press machines at Nidec Minster Corporation.

Operating income of machinery decreased 12.8% to ¥4,059 million for this 1Q compared to the previous 4Q mainly due to the decrease in sales.

Electronic and optical components-

			Yen in millions
	Three months ended June 30, 2015	Three months ended March 31, 2015	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	15,823	15,846	(23)	(0.1)%
Operating income of electronic and optical components	1,612	1,374	238	17.3%
Operating income ratio	10.2%	8.7%	-	-

Net sales of electronic and optical components was ¥15,823 million for this 1Q, which remained almost unchanged compared to the previous 4Q.

Operating income of electronic and optical components increased 17.3% to ¥1,612 million for this 1Q. This mainly reflected an improvement in product mix.

Other products-

			Yen in millions
	Three months ended June 30, 2015	Three months ended March 31, 2015	Increase or decrease	Increase or decrease ratio
Net sales of other products	1,191	1,453	(262)	(18.0)%
Operating income of other products	196	255	(59)	(23.1)%
Operating income ratio	16.5%	17.5%	-	-

Net sales of other products decreased 18.0% to ¥1,191 million for this 1Q compared to the previous 4Q.

Operating income of other products decreased 23.1% to ¥196 million for this 1Q compared to the previous 4Q.

(2) Financial Position

	As of June 30, 2015	As of March 31, 2015	Increase or decrease
Total assets (million)	¥1,403,512	¥1,355,139	48,373
Total liabilities (million)	618,865	601,841	17,024
Nidec Corporation shareholders’ equity (million)	776,209	745,171	31,038
Interest-bearing debt (million) *1	290,140	282,498	7,642
Net interest-bearing debt (million) *2	18,312	12,596	5,716
Debt ratio (%) *3	20.7	20.8	(0.1)
Debt to equity ratio (“D/E ratio”) (times) *4	0.37	0.38	(0.01)
Net D/E ratio (times) *5	0.02	0.02	0.00
Nidec Corporation shareholders’ equity to total assets (%)	55.3	55.0	0.3

Notes:

*1: The sum of “short-term borrowings,” “current portion of long-term debt” and “long-term debt” (including convertible bonds) in our consolidated balance sheet

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

Total assets increased approximately ¥48,400 million to ¥1,403,512 million as of June 30, 2015 compared to March 31, 2015. This increase was mainly due to an increase of approximately ¥17,400 million in trade accounts receivable, an increase of approximately ¥15,100 million in property, plant and equipment and an increase of approximately ¥8,400 million in inventories.

Total liabilities increased approximately ¥17,000 million to ¥618,865 million as of June 30, 2015 compared to March 31, 2015. This increase was mainly due to an increase of interest-bearing debt of approximately ¥7,600 million. Specifically, our short-term borrowings increased approximately ¥25,900 million to approximately ¥78,300 million as of June 30, 2015 compared to March 31, 2015, our current portion of long-term debt decreased approximately ¥17,300 million to approximately ¥28,200 million as of June 30, 2015 compared to March 31, 2015, and our long-term debt decreased approximately ¥900 million to approximately ¥183,700 million as of June 30, 2015 compared to March 31, 2015.

As a result, our net interest-bearing debt increased approximately ¥5,700 million to approximately ¥18,300 million as of June 30, 2015 compared to March 31, 2015. Our debt ratio decreased to 20.7% as of June 30, 2015 from 20.8% as of March 31, 2015. Our D/E ratio was 0.37 as of June 30, 2015 compared to 0.38 as of March 31, 2015. Our net D/E ratio was unchanged from March 31, 2015 at 0.02 as of June 30, 2015.

Nidec Corporation shareholders’ equity increased approximately ¥31,000 million to ¥776,209 million as of June 30, 2015 compared to March 31, 2015. Nidec Corporation shareholders’ equity to total assets increased to 55.3% as of June 30, 2015 from 55.0% as of March 31, 2015. This increase was mainly due to an increase in retained earnings of approximately ¥12,400 million as of June 30, 2015 compared to March 31, 2015 and an increase in positive foreign currency translation adjustments of approximately ¥11,400 million as of June 30, 2015 compared to March 31, 2015.

Overview of Cash Flow-

	(Yen in millions)
	For the three months ended June 30		Increase or decrease
	2015	2014
Net cash provided by operating activities	¥21,164	¥22,023	¥(859)
Net cash used in investing activities	(23,940)	(13,227)	(10,713)
Free cash flow *1	(2,776)	8,796	(11,572)
Net cash provided by (used in) financing activities	¥700	¥(3,196)	¥3,896

Note:

*1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flows from operating activities for the three months ended June 30, 2015 (“this three-month period”) were a net cash inflow of ¥21,164 million. Compared to the three months ended June 30, 2014 (“the same period of the previous year”), our cash inflow from operating activities for this three-month period decreased approximately ¥900 million. This decrease was mainly due to a decrease of approximately ¥10,400 million of net changes in operating assets and liabilities which consisted of an increase of approximately ¥5,300 million in operating assets and a decrease of approximately ¥5,100 million in operating liabilities. The decrease was partially offset by an increase of approximately ¥6,300 million in our consolidated net income.

Cash flows from investing activities for this three-month period were a net cash outflow of ¥23,940 million. Compared to the same period of the previous year, our net cash outflow from investing activities for this three-month period increased approximately ¥10,700 million mainly due to an increase in additional purchases of property, plant and equipment of approximately ¥7,900 million and an increase in acquisitions of businesses, net of cash acquired, of approximately ¥2,200 million.

As a result, we had a negative free cash flow of ¥2,776 million for this three-month period compared to a positive free cash flow of ¥8,796 million for the same period of the previous year.

Cash flows from financing activities for this three-month period were a net cash inflow of ¥700 million. Compared to the same period of the previous year, our net cash inflow from financing activities for this three-month period increased approximately ¥3,900 million. This increase was mainly due to an increase of net changes in short-term borrowings of approximately ¥9,800 million, which was partially offset by an increase in dividends paid to shareholders of Nidec Corporation of approximately ¥4,200 million and an increase in repayments of long-term debt of approximately ¥2,000 million.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of June 30, 2015 was ¥271,828 million, an increase of approximately ¥1,900 million from March 31, 2015.

(3) Business Forecasts for the Fiscal Year ending March 31, 2016

Regarding global economic trends, we expect that, while an economic recovery mainly in the United States is anticipated, uncertainties relating to the impact of a rise in U.S. interest rates on developing economies, the slowdown in Chinese economic growth and the effects of the Greek situation on the European economy will continue to require close monitoring.

Our business forecasts for the fiscal year ending March 31, 2016 and for the six months ending September 30, 2015 remain unchanged as of the date of this report from those which were announced on April 22, 2015.

Set forth below are our business performance forecasts prepared in light of and subject to our current assumptions and uncertainties. See the “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this report.

Forecast of consolidated results for the fiscal year ending March 31, 2016

Net sales	¥1,150,000 million	(Up 11.8% from the previous fiscal year)
Operating income	¥130,000 million	(Up 16.9% from the previous fiscal year)
Income before income taxes	¥126,000 million	(Up 17.4% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥90,000 million	(Up 18.1% from the previous fiscal year)

Forecast of consolidated results for the six months ending September 30, 2015

Net sales	¥550,000 million	(Up 12.4% from the same period of the previous fiscal year)
Operating income	¥58,000 million	(Up 11.7% from the same period of the previous fiscal year)
Income before income taxes	¥56,000 million	(Up 8.7% from the same period of the previous fiscal year)
Net income attributable to Nidec Corporation	¥40,000 million	(Up 9.0% from the same period of the previous fiscal year)

Note:

The exchange rates used for the preparation of the foregoing forecasts are US$1 = ¥115 and €1 = ¥125. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming these exchange rates.

2. Others

(1) Changes in significant subsidiaries during this period

None.

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

(Accounting method relating to corporate income taxes)

Corporate income taxes are recognized for the quarterly reporting period based on a worldwide estimated annual effective tax rate.

(3) Changes in accounting method in this period

As of April 1, 2015, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 205 “Presentation of Financial Statements” and ASC 360 “Property, Plant, and Equipment” updated by Accounting Standards Update (ASU) No. 2014-08 “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU 2014-08 requires that a disposal of a component or a group of components of an entity should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held for sale or is disposed. ASU 2014-08 also requires additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot make any assurances that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of various factors, including, but not limited to, (i) general economic conditions in the computer, information storage and communication technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending and capital expenditures by companies, (ii) the Nidec Group’s ability to expand its business portfolio into new business areas in the highly competitive automotive, appliance, commercial and industrial product markets, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) alleged or actual product defects and malfunctions of any end-product in which our products are incorporated, (v) the effectiveness of measures designed to reduce costs and improve profitability, (vi) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies, product lines and marketing and sales networks, (vii) the Nidec Group’s ability to match production and inventory levels with actual demand, (viii) natural and human-caused disasters and other incidents, (ix) the ability to procure raw materials and attract and retain qualified personnel at satisfactory cost levels, (x) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated and (xi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

3. Consolidated Financial Statements (U.S. GAAP) (unaudited)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	June 30, 2015		March 31, 2015		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥271,828		¥269,902		¥1,926
Trade notes receivable	18,114		15,221		2,893
Trade accounts receivable	239,819		222,396		17,423
Inventories:
Finished goods	79,763		75,423		4,340
Raw materials	53,193		51,172		2,021
Work in process	41,102		39,309		1,793
Supplies and other	5,345		5,107		238
Other current assets	51,520		51,984		(464)
Total current assets	760,684	54.2	730,514	53.9	30,170

Investments and advances:
Marketable securities and other securities investments	20,574		21,516		(942)
Investments in and advances to affiliated companies	1,701		2,167		(466)
Total investments and advances	22,275	1.6	23,683	1.8	(1,408)

Property, plant and equipment:
Land	47,873		47,377		496
Buildings	197,526		190,330		7,196
Machinery and equipment	443,151		426,352		16,799
Construction in progress	37,423		33,830		3,593
Sub-total	725,973	51.7	697,889	51.5	28,084
Less - Accumulated depreciation	(371,892)	(26.5)	(358,911)	(26.5)	(12,981)
Total property, plant and equipment	354,081	25.2	338,978	25.0	15,103
Goodwill	175,151	12.5	172,430	12.7	2,721
Other non-current assets	91,321	6.5	89,534	6.6	1,787
Total assets	¥1,403,512	100.0	¥1,355,139	100.0	¥48,373

Liabilities and Equity

	Yen in millions
	June 30, 2015		March 31, 2015		Increase or decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥78,255		¥52,401		¥25,854
Current portion of long-term debt	28,171		45,485		(17,314)
Trade notes and accounts payable	198,457		194,998		3,459
Accrued expenses	36,071		33,375		2,696
Other current liabilities	39,266		37,890		1,376
Total current liabilities	380,220	27.1	364,149	26.9	16,071

Long-term liabilities:
Long-term debt	183,714		184,612		(898)
Accrued pension and severance costs	19,953		19,576		377
Other long-term liabilities	34,978		33,504		1,474
Total long-term liabilities	238,645	17.0	237,692	17.5	953

Total liabilities	618,865	44.1	601,841	44.4	17,024

Equity:
Common stock	80,901	5.8	77,071	5.7	3,830
Additional paid-in capital	109,291	7.8	105,459	7.8	3,832
Retained earnings	440,274	31.4	427,842	31.6	12,432

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	142,767		131,330		11,437
Net unrealized gains and losses on securities	7,029		7,412		(383)
Net gains and losses on derivative instruments	(1,071)		(1,072)		1
Pension liability adjustments	(2,955)		(2,844)		(111)
Total accumulated other comprehensive income (loss)	145,770	10.3	134,826	9.9	10,944

Treasury stock, at cost	(27)	(0.0)	(27)	(0.0)	0
Total Nidec Corporation shareholders’ equity	776,209	55.3	745,171	55.0	31,038
Noncontrolling interests	8,438	0.6	8,127	0.6	311
Total equity	784,647	55.9	753,298	55.6	31,349
Total liabilities and equity	¥1,403,512	100.0	¥1,355,139	100.0	¥48,373

(2) Condensed Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Yen in millions
	Three months ended June 30				Increase or decrease		Year ended March 31, 2015
	2015		2014
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥285,041	100.0	¥240,188	100.0	¥44,853	18.7	¥1,028,385	100.0
Cost of products sold	220,435	77.3	183,734	76.5	36,701	20.0	786,207	76.5
Selling, general and administrative expenses	21,888	7.7	20,644	8.6	1,244	6.0	85,781	8.3
Research and development expenses	11,657	4.1	10,775	4.5	882	8.2	45,179	4.4
Operating expenses	253,980	89.1	215,153	89.6	38,827	18.0	917,167	89.2
Operating income	31,061	10.9	25,035	10.4	6,026	24.1	111,218	10.8

Other income (expenses):
Interest and dividend income	485		561		(76)		2,359
Interest expenses	(346)		(397)		51		(1,487)
Foreign exchange gain (loss), net	1,557		(326)		1,883		804
Gain (loss) from marketable securities, net	736		(0)		736		70
Other, net	(788)		(419)		(369)		(5,593)
Total	1,644	0.6	(581)	(0.2)	2,225	-	(3,847)	(0.4)
Income before income taxes	32,705	11.5	24,454	10.2	8,251	33.7	107,371	10.4
Income taxes	(8,110)	(2.9)	(6,173)	(2.6)	(1,937)	-	(29,111)	(2.8)
Equity in net income (loss) of affiliated companies	5	0.0	4	0.0	1	25.0	29	0.0
Consolidated net income	24,600	8.6	18,285	7.6	6,315	34.5	78,289	7.6
Less: Net (income) loss attributable to noncontrolling interests	(404)	(0.1)	(712)	(0.3)	308	-	(2,073)	(0.2)
Net income attributable to Nidec Corporation	¥24,196	8.5	¥17,573	7.3	¥6,623	37.7	¥76,216	7.4

Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended June 30		Increase or		Year ended
	2015	2014	decrease		March 31, 2015
	Amount	Amount	Amount	%	Amount
Consolidated net income	¥24,600	¥18,285	¥6,315	34.5	¥78,289
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	11,423	(8,690)	20,113	-	77,751
Net unrealized gains and losses on securities	(383)	681	(1,064)	-	3,243
Net gains and losses on derivative instruments	1	192	(191)	(99.5)	(1,048)
Pension liability adjustments	(123)	(18)	(105)	-	(2,534)
Total	10,918	(7,835)	18,753	-	77,412
Total comprehensive income (loss)	35,518	10,450	25,068	239.9	155,701
Less: Comprehensive (income) loss attributable to noncontrolling interests	(378)	(531)	153	-	(3,037)
Comprehensive income (loss) attributable to Nidec Corporation	¥35,140	¥9,919	¥25,221	254.3	¥152,664

(3) Consolidated Statements of Cash Flows

Cash flows from operating activities:
	Yen in millions
	Three months ended June 30		Increase or decrease	Year ended March 31, 2015
	2015	2014

Consolidated net income	¥24,600	¥18,285	¥ 6,315	¥78,289
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,179	12,517	2,662	53,386
(Gain) loss from marketable securities, net	(736)	0	(736)	(70)
Loss (gain) on sales, disposal or impairment of property, plant and equipment	10	(282)	292	(275)
Deferred income taxes	3,171	1,261	1,910	6,602
Equity in net income of affiliated companies	(5)	(4)	(1)	(29)
Foreign currency adjustments	(671)	327	(998)	1,634
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(15,496)	(11,045)	(4,451)	(20,109)
Increase in inventories	(6,061)	(5,250)	(811)	(29,565)
Increase in notes and accounts payable	621	3,137	(2,516)	10,054
(Decrease) increase in accrued income taxes	(2,528)	60	(2,588)	220
Other	3,080	3,017	63	(8,262)
Net cash provided by operating activities	21,164	22,023	(859)	91,875

Cash flows from investing activities:
Additions to property, plant and equipment	(21,295)	(13,424)	(7,871)	(58,042)
Proceeds from sales of property, plant and equipment	503	1,106	(603)	3,110
Proceeds from sales or redemption of marketable securities	1,012	-	1,012	68
Acquisitions of business, net of cash acquired	(2,244)	-	(2,244)	(27,343)
Other	(1,916)	(909)	(1,007)	977
Net cash used in investing activities	(23,940)	(13,227)	(10,713)	(81,230)

Cash flows from financing activities:
	Yen in millions
	Three months ended June 30		Increase or decrease	Year ended March 31, 2015
	2015	2014

Increase in short-term borrowings	23,643	13,863	9,780	29,592
Repayments of long-term debt	(10,990)	(9,021)	(1,969)	(30,104)
Purchases of treasury stock	(13)	(23)	10	(2,159)
Payments for additional investments in subsidiaries	(36)	-	(36)	(292)
Dividends paid to shareholders of Nidec Corporation	(11,764)	(7,585)	(4,179)	(15,859)
Other	(140)	(430)	290	(686)
Net cash provided by (used in) financing activities	700	(3,196)	3,896	(19,508)

Effect of exchange rate changes on cash and cash equivalents	4,002	(3,505)	7,507	31,025
Net increase in cash and cash equivalents	1,926	2,095	(169)	22,162
Cash and cash equivalents at beginning of period	269,902	247,740	22,162	247,740
Cash and cash equivalents at end of period	¥271,828	¥249,835	¥21,993	¥269,902

(4) Notes to our consolidated financial statements

Business Combinations

Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of Nidec Sankyo CMI Corporation (formerly Mitsubishi Materials C.M.I. Corporation) and Nidec Elesys Corporation (formerly Honda Elesys Co., Ltd.) in the fiscal year ended March 31, 2014. During the three months ended December 31, 2014, we completed our valuation of such assets and liabilities of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation.

In addition, we are currently evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec GPM GmbH (formerly Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt) and Motortecnica s.r.l. These assets and liabilities have been recorded on our consolidated balance sheet based on preliminary management estimation as of June 30, 2015.

Subsequent events

Exercise of stock acquisition rights of Euro Yen denominated zero coupon convertible bonds (the “Bonds”) due 2015

NIDEC’s treasury stock and issued shares of common stock were delivered from July 1, 2015 to July 22, 2015 upon exercise of the stock acquisition rights of the bonds. (Balance of the outstanding principal amounts of the bonds as of June 30, 2015: ¥13,775 million)

The details of the principal amounts of the exercised bonds, the used treasury stock and the issued shares of common stock are as follows:

1．Total principal amounts of the exercised bonds

¥3,205 million
2．Class of shares	Common stock
3．Total number of the used treasury stock	72 shares
4．Total amount of the used treasury stock	¥1 million
5．Total number of the issued shares of common stock	603,161 shares
6．Increase in common stock	¥1,602 million
7．Increase in additional paid-in capital	¥1,602 million

4. Supplementary Information (Three months ended June 30, 2015) (unaudited)

(1) Information by Product Category

	Yen in millions
	Three months ended June 30, 2015
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥104,058	¥137,317	¥26,652	¥15,823	¥1,191	¥285,041	¥-	¥285,041
Intersegment	664	136	3,182	1,288	485	5,755	(5,755)	-
Total	104,722	137,453	29,834	17,111	1,676	290,796	(5,755)	285,041
Operating expenses	87,034	126,373	25,775	15,499	1,480	256,161	(2,181)	253,980
Operating income	¥17,688	¥11,080	¥4,059	¥1,612	¥196	¥34,635	¥(3,574)	¥31,061

	Yen in millions
	Three months ended June 30, 2014
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥89,889	¥110,244	¥22,279	¥16,169	¥1,607	¥240,188	¥-	¥240,188
Intersegment	327	132	1,057	119	1,725	3,360	(3,360)	-
Total	90,216	110,376	23,336	16,288	3,332	243,548	(3,360)	240,188
Operating expenses	75,154	101,793	20,524	15,183	3,207	215,861	(708)	215,153
Operating income	¥15,062	¥8,583	¥2,812	¥1,105	¥125	¥27,687	¥(2,652)	¥25,035

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), brushless DC fans, brush motors, vibration motors and motor applications

(2) Automotive, appliance, commercial and industrial products: Home appliances, commercial and industrial motors and related products, automotive motors, and automotive components

(3) Machinery: Power transmission drives, precision equipment and factory automation-related equipment

(4) Electronic and optical components: Electronic components and optical components

(5) Others: Service etc.

3. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

4. Basic research and development expenses that were previously included in “Automotive, appliance, commercial and industrial products” category have been reclassified to “Eliminations/ Corporate” product category. As a result, we have reclassified the basic research and development expenses for the three months ended June 30, 2014.

(2) Sales by Geographic Segment

	Yen in millions
	Three months ended June 30				Increase or decrease
	2015		2014
	Amount	%	Amount	%	Amount	%
Japan	¥69,608	24.4	¥65,644	27.3	¥3,964	6.0
U.S.A	52,340	18.4	40,740	17.0	11,600	28.5
Singapore	17,072	6.0	16,207	6.7	865	5.3
Thailand	24,505	8.6	19,489	8.1	5,016	25.7
Philippines	7,700	2.7	6,523	2.7	1,177	18.0
China	65,641	23.0	56,103	23.4	9,538	17.0
Others	48,175	16.9	35,482	14.8	12,693	35.8
Total	¥285,041	100.0	¥240,188	100.0	¥44,853	18.7

Note:

The sales are classified by domicile of the seller, and the figures exclude intra-segment transactions.

(3) Sales by Region

	Yen in millions
	Three months ended June 30				Increase or decrease
	2015		2014
	Amount	%	Amount	%	Amount	%
North America	¥58,039	20.4	¥45,537	19.0	¥12,502	27.5
Asia	143,220	50.2	121,306	50.5	21,914	18.1
Europe	35,175	12.4	25,428	10.6	9,747	38.3
Others	2,960	1.0	2,452	1.0	508	20.7
Overseas sales total	239,394	84.0	194,723	81.1	44,671	22.9
Japan	45,647	16.0	45,465	18.9	182	0.4
Consolidated total	¥285,041	100.0	¥240,188	100.0	¥44,853	18.7

Note:

The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

5. Other information (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Three months ended June 30		Increase or decrease	Year ended March 31, 2015
	2015	2014

Net sales	¥285,041	¥240,188	18.7%
Operating income	31,061	25,035	24.1%
Ratio of operating income to net sales	10.9%	10.4%
Income before income taxes	32,705	24,454	33.7%
Ratio of income before income taxes to net sales	11.5%	10.2%
Net income attributable to Nidec Corporation	24,196	17,573	37.7%
Ratio of net income attributable to Nidec Corporation to net sales	8.5%	7.3%
Net income attributable to Nidec Corporation per share-basic	¥81.99	¥63.72
Net income attributable to Nidec Corporation per share-diluted	¥81.08	¥59.76

Total assets	¥1,403,512	¥1,171,334		¥1,355,139
Nidec Corporation shareholders’ equity	776,209	520,282		745,171
Nidec Corporation shareholders’ equity to total assets	55.3%	44.4%		55.0%
Nidec Corporation shareholders’ equity per share	¥2,626.40	¥1,886.43		¥2,533.74

Net cash provided by operating activities	¥21,164	¥22,023		¥91,875
Net cash used in investing activities	(23,940)	(13,227)		(81,230)
Net cash provided by (used in) financing activities	700	(3,196)		(19,508)
Cash and cash equivalents at end of period	¥271,828	¥249,835		¥269,902

Notes:

1. Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

2. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(2) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries:	234
Number of affiliated companies accounted for under the equity method:	3

(3) Change in Scope of Consolidation and Application of the Equity Method

	Change from March 31, 2015	Change from June 30, 2014
Number of companies newly consolidated:	3	9
Number of companies excluded from consolidation:	1	4
Number of companies newly accounted for by the equity method:	-	-
Number of companies excluded from accounting by the equity method:	2	2